Exhibit (a)(11)

Form of email sent by the Company’s Human Resources Department to recipients of New Options and

New Performance Options confirming acceptance of properly tendered eligible options for cancellation

Dear Employee,

This email confirms that, per your election, the Company has accepted for cancellation all of your eligible options within the following Option Grants, as defined in the Offer to Reassign Share Options delivered to you on May 15, 2009 (the “Offer to Reassign”):

[2006 Options / 2007 Options / 2006 Performance Options]

Following the cancellation of the above-mentioned eligible options, you will be granted [New Options / New Performance Options] in accordance with the terms set forth in the Offer to Reassign.  You new options will have an exercise price per ordinary share as set forth in the email sent to you on June 12, 2009 and will have a grant date of June 12, 2009.  We will be sending to you shortly an option agreement to be entered into between you and the Company that will set forth the terms and conditions of your new options.

If you have questions, please contact Tom Larson by telephone at (513) 765-6915 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Daylight Time, or by email at tlarson@luxotticaRetail.com.

Thank you.